Tjs11

BB 3/3

03001998

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[ANN]UAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-1068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Neuberger Berman, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	**New York**	**10158-3698**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler **(646) 497-4506**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 21 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 20 2003

Neuberger Berman, LLC
Investment Management
605 Third Avenue
New York, NY 10158-3698
Tel 212.476.9000

NEUBERGER BERMAN

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Principal's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary commodities schedules, pursuant to CFTC regulations.
- ■ (p) Independent Auditors' Report on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Member of Neuberger Berman, LLC:

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman, LLC (a Delaware limited liability company) and Subsidiaries as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman, LLC and Subsidiaries as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2003

NEUBERGER BERMAN, LLC AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)

Consolidated Statement of Financial Condition

December 31, 2002

(Dollars in Thousands)

Assets		
Cash and cash equivalents	$	258,750
Cash and securities segregated for the exclusive benefit of clients		391,229
Cash and securities deposited with clearing organizations (including securities with a market value of $14,205)		15,785
Securities purchased under agreements to resell		305,017
Receivable from brokers, dealers and clearing organizations		2,264,656
Receivable from clients		502,549
Securities owned, at market value		104,689
Fees receivable		14,960
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $32,444		14,865
Other assets		92,298
Total assets	$	3,964,798
Liabilities and Member's Capital		
Securities sold under agreements to repurchase	$	368,227
Payable to brokers, dealers and clearing organizations		1,970,977
Payable to clients		1,101,637
Securities sold but not yet purchased, at market value		5,257
Other liabilities and accrued expenses		96,885
		3,542,983
Subordinated liability		35,000
Member's capital		386,815
Total liabilities and member's capital	$	3,964,798

See accompanying notes to consolidated statement of financial condition.

NEUBERGER BERMAN, LLC AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Neuberger Berman Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2002

(1) Organization and Description of Business

Neuberger Berman, LLC ("NB, LLC"), a Delaware limited liability company, is wholly owned by Neuberger Berman Inc. (the "Parent"), a publicly owned corporation. NB, LLC is a registered broker-dealer engaged principally in providing investment advisory services. As a registered investment adviser, NB, LLC manages equity, fixed income, balanced, socially responsive and international portfolios for clients, including individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB, LLC is a sub-adviser to certain affiliates, including the Neuberger Berman family of funds. As a registered broker-dealer, NB, LLC executes securities transactions for its clients and others and provides prime brokerage and correspondent clearing services to other firms.

The consolidated statement of financial condition includes the accounts of NB, LLC and its subsidiaries. NB, LLC's wholly owned subsidiaries are Neuberger Berman Trust Company of Delaware, a non-depository limited purpose trust company chartered under the Delaware Banking Code and Neuberger & Berman Agency Inc., a New York corporation (collectively, the "Company"). Material intercompany transactions and balances have been eliminated in consolidation.

(2) Significant Accounting Policies

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition. Management does not believe that actual results will differ materially from these estimates.

Securities owned and securities sold but not yet purchased are valued at market. Principal transactions in securities and the related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with the related revenues and expenses recorded on a trade date basis.

For purposes of the consolidated statement of financial condition, the Company considers all investments in money market funds to be cash equivalents.

Investment advisory fees are recorded as earned. Generally, high net worth and institutional clients are charged or billed quarterly based upon the account's net asset value at the beginning of a quarter.

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142, which became effective on July 1, 2001 for acquisitions after June 30, 2001 and on January 1, 2002 for acquisitions prior to July 1, 2001, states that goodwill is no longer subject to amortization over its estimated useful life, but will be assessed annually for impairment. In addition, acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

(2) Significant Accounting Policies (Continued)

SFAS 142 prescribes an annual two-step process for impairment testing and measurement. The first step screens for impairment potential. If impairment potential is indicated, the second step measures the impairment.

In accordance with the guidelines set forth under SFAS 142, a detailed valuation analysis was performed as of December 31, 2002, incorporating discounted cash flow techniques to measure both the fair value and the carrying value. As a result of the valuation analysis, it was determined that no goodwill impairment existed because the fair value exceeded the carrying value.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 became effective for fiscal years beginning after December 15, 2001. The implementation of SFAS 144 did not have a material impact on the consolidated statement of financial condition.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate SFAS 146 having a material impact on the consolidated statement of financial condition.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor about its obligations under certain guarantees issued and also states that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. The Company does not anticipate FIN 45 having a material impact on the consolidated statement of financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. The consolidation requirements of FIN 46 apply immediately to all VIEs created after January 31, 2003, and apply in periods beginning after June 15, 2003 for VIEs that existed prior to February 1, 2003. Management of the Company is evaluating the impact of adoption but does not expect it to have a material effect on the Company's consolidated statement of financial condition.

Currently, the Company elects to account for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with APB 25, compensation expense is generally not recognized for stock options that have no intrinsic value on the date of grant. Beginning in January 2003, the Company will adopt the expense recognition provisions of recording the fair value of stock options under the guidance of SFAS 123. Under this new method, compensation expense will be recognized over the vesting period based on the fair value of stock options on the date of grant. The amount of compensation to be recognized under SFAS 123 in future years is not

(2) Significant Accounting Policies (Continued)

currently determinable because the number and value of stock options to be granted in the future are not yet known.

(3) Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral, comprised of marketable securities and cash, equal to or in excess of principal amounts received and pledged under resale and repurchase agreements, respectively. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2002, the Company had received securities with market values of $583,524,000, of which $278,322,000 is included in cash and securities segregated for the exclusive benefit of clients (see Note 7). In addition, the Company pledged securities with market values of $368,612,000.

As of December 31, 2002, the Company repledged $305,202,000 of the securities it had received under its resale agreements.

(4) Receivable from and Payable to Clients

Receivable from and payable to clients represent amounts due from or to clients of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by clients' securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying consolidated statement of financial condition.

In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines.

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

As of December 31, 2002, amounts receivable from and payable to brokers, dealers and clearing organizations include approximately $2,254 million of securities borrowed and approximately $1,901 million of securities loaned.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2002, the Company had received securities with a market value of approximately $2,146 million related to its securities borrowed transactions. As of December 31, 2002, the Company had pledged securities with a market value of approximately $1,803 million related to its securities loaned transactions.

As of December 31, 2002, the Company repledged $2,117 million of the securities it had received under its securities borrowed transactions.

(6) Subordinated Liability

On September 1, 1999, the Travelers Insurance Company loaned the Company $35,000,000 pursuant to a subordinated promissory note (the "Note"). This amount is payable on September 1, 2004. Interest accrues on the unpaid principal amount of the Note at a floating rate adjusted quarterly, based on the three month LIBOR rate plus 75 basis points and is payable quarterly. The Note was approved by the New York Stock Exchange, Inc. ("NYSE") and the unpaid principal amount is available to the Company in computing net capital under Securities and Exchange Commission ("SEC") Rule 15c3-1. To the extent that the Note is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Note contains certain covenants that limit the percentage by which the aggregate unpaid principal amount of subordinated liabilities exceed total regulatory capital and impose a dollar amount below which total ownership equity cannot fall. In the opinion of management, the Company is in compliance with its debt covenants.

(7) Regulatory Requirements

As a registered broker-dealer and member of the NYSE, NB, LLC is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that it maintain minimum net capital, as defined under the alternative method, of the greater of $1.5 million or 2% of aggregate debit items arising from client transactions or 4% of funds required to be segregated pursuant to the Commodity Exchange Act. As of December 31, 2002, NB, LLC had net capital of approximately $250,135,000, which exceeded requirements by approximately $231,608,000. The net capital charge for the deductible on an affiliate's fidelity bond has been borne by NB, LLC. Based on applicable regulatory requirements, the Company may not withdraw equity capital if the Company's net capital falls below certain specified levels.

As of December 31, 2002, cash of $20,000,000, contract value plus accrued interest of $252,155,000 on various U.S. Government obligations purchased under agreements to resell and $99,982,000 of U.S. Treasury bills have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. In addition, cash of approximately $90,000 and U.S. Treasury bills with a market value of approximately $1,001,000 have been segregated under the Commodity Exchange Act.

As a clearing broker-dealer, NB, LLC has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed to give correspondent firms the ability to classify their assets held by NB, LLC as allowable assets in the correspondents' net capital calculation. At December 31, 2002, a U.S. Treasury note purchased under an agreement to resell with a contract value, including accrued interest, of $18,001,000 was segregated in a special reserve bank account for the exclusive benefit of customers – PAIB under Rule 15c3-3 of the SEC.

(8) Commitments and Contingencies

The Company leases office space and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based on increases in costs incurred by the lessor.

(8) Commitments and Contingencies (Continued)

Minimum rentals, excluding office space escalation, under these lease agreements, are as follows:

		Amount
Year ending December 31:		
2003	$	16,408,000
2004		16,238,000
2005		15,861,000
2006		15,361,000
2007		13,418,000
Thereafter		69,987,000

The Company has satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit as of December 31, 2002 were approximately $23,501,000. Unused committed lines of credit were $100,000,000 as of December 31, 2002.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of its business. Such proceedings generally include actions arising out of the Company's activities as an investment adviser and actions in connection with the provision of clearing services. Although there can be no assurances as to the ultimate outcome, the Company generally has denied, or believes it has a meritorious defense and will deny, liability in cases pending against it and it intends to defend vigorously each such case. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it, will not, in the aggregate, have a material adverse effect on the consolidated statement of financial condition.

(9) Employee Benefit and Stock Compensation Plans

The Company is a sponsor, in conjunction with affiliates, in defined contribution plans consisting of an employee profit-sharing plan and a money purchase pension plan covering all full-time employees and qualifying part-time employees who have completed one year of continuous service, as defined. Contributions to the plans, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

The Company is a participant, in conjunction with affiliates, in an employee defined contribution stock incentive plan (the "Stock Incentive Plan"), sponsored by the Parent. The compensation expense associated with the contribution of common stock to the Stock Incentive Plan has been borne by the Parent.

The Company is a participant, in conjunction with affiliates, in a Wealth Accumulation Plan (the "Plan"), sponsored by the Parent. Employees who are eligible for a bonus or who receive commissions and other direct pay may elect to defer, within the parameters set forth in the Plan, a portion of such compensation. Amounts deferred by employees are used to acquire, on a pretax basis, common stock at a 25% discount from the fair market value of the Parent's common stock, as defined in the Plan. Any common stock so acquired vests on the third anniversary of the payment of the applicable bonus or commission and is subject to forfeiture.

(9) Employee Benefit and Stock Compensation Plans (Continued)

The Company participates in the Parent's employee stock incentive plan, the 1999 Neuberger Berman Inc. Long-Term Incentive Plan, as amended ("LTIP"). The LTIP allows for the grant of awards of stock options, restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units or any combination thereof. As of December 31, 2002, the vesting of the restricted stock ranges between two and six years and is restricted from sale, transfer or assignment until the end of the restricted period. Holders of restricted stock may forfeit ownership of a portion of their award if employment is terminated before the end of the restriction period. The Parent measures compensation cost for restricted stock based upon the fair market value of its common stock at the award date and allocates to the Company its share of the compensation cost.

(10) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset of $1,756,000 consists primarily of depreciation and amortization, unrealized gains and losses on marketable securities and deferred compensation. Management of the Company has not established a valuation allowance for its net deferred tax asset because they conclude that it is more likely than not the benefit will be realized.

The Company is included in the consolidated federal income tax return of the Parent and combined income tax returns for certain states and localities. Separate tax returns are filed in certain states as required. Under the terms of the tax-sharing agreement (the "Agreement") with its Parent, the Company is allocated a provision for taxes based on the tax that would have been determined on a separate tax return basis. Included in other liabilities and accrued expenses is $21,963,000 which represents the Company's portion of taxes due pursuant to this Agreement.

(11) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contract value, which approximate market value due to their relatively short-term nature or variable market rates of interest.

(12) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement, and financing of these transactions can result in off-balance sheet risk or concentrations of credit risk.

The Company has a high net worth and institutional client base. The Company records client securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

(12) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (Continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of credit exposure, position and financial reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing, where applicable, of each broker-dealer, client and other counterparty with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

For transactions in which the Company extends credit to clients, the Company seeks to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral, or reduces securities positions when necessary. The Company's policy is to take possession of securities purchased under agreements to resell.

As part of its prime brokerage business, the Company writes covered over-the-counter put options on listed equity securities with certain of its prime brokerage clients. Market risk is mitigated as the options are generally deep in the money and covered by an equivalent number of securities sold but not yet purchased. The fair value of such options was approximately $920,000 at December 31, 2002.

The Company enters into various over-the-counter, foreign exchange forward contracts related to its professional investor clearing services business. The credit risk for forward contracts is limited to the unrealized market appreciation or depreciation, as applicable. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in foreign exchange rates. At December 31, 2002, the Company had outstanding obligations to purchase and sell foreign exchange forward contracts of approximately $54,531,000, of which $50,441,000 and $4,090,000 is scheduled to expire by June 30, 2003 and December 31, 2003, respectively.

(13) Related Party Transactions

During the year, the Company earned brokerage commissions for the execution of transactions for the Neuberger Berman family of funds.

The Company has agreements with certain affiliates through which it earns investment advisory fees and commissions.

The Company has sub-advisory agreements with an affiliate where the Company provides investment recommendations and research information.

The Company received fees for providing affiliates with certain general and administrative services and office space.

The Company paid fees for marketing services rendered by an affiliate.

The Company paid fees for the use of furniture and equipment owned by the Parent.

Cash and cash equivalents and securities owned, at market value include $240,000,000 and $31,789,000 respectively, invested in money market and other funds managed by an affiliate.

Included in other assets is $8,182,000 due from affiliates for expense processing and management fees.

Included in other liabilities and accrued expenses is $8,901,000 due to affiliates.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Member of Neuberger Berman, LLC:

In planning and performing our audit of the consolidated financial statements and supplementary schedules of Neuberger Berman, LLC and Subsidiaries (the "Company"), for the year ended December 31, 2002, we considered their internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. SEC Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on the Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2003